Exhibit (a)(1)(A)

Offer to Purchase for Cash
by
Mirant Corporation
of
Up to 43,000,000 Shares of its Common Stock
at a Purchase Price not greater than $29.00 nor less than $25.75 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 21, 2006, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

Mirant Corporation, a Delaware corporation (the “Company,” “Mirant,” “we,” or “us”), is offering to purchase for cash up to 43,000,000 shares of its common stock, $0.01 par value per share (the “common stock”), at a price not greater than $29.00 nor less than $25.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). After the Expiration Time, we will examine the prices chosen by stockholders for all of the shares properly tendered. We then will select the lowest purchase price (in multiples of $0.25) that will allow us to purchase 43,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 3.

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of our outstanding shares (or approximately 6.0 million shares) without extending the Offer. See Section 1. In exercising this right, we may increase the purchase price, within the specified range, to allow us to purchase all such additional shares.

Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions, including the ability of one of our subsidiaries to borrow $700 million under the Mirant Asia-Pacific Loan Facility (the “financing condition”) and the absence of legal or contractual restrictions that would prevent completion of certain cash distributions to us by certain of our subsidiaries. See Sections 7 and 9.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “MIR.” On July 10, 2006, the last full trading day before we announced our intention to make the Offer, the reported closing price of our common stock on the NYSE was $26.80 per share. On July 11, 2006, the last trading day prior to printing this Offer to Purchase, the reported closing price of our common stock on the NYSE was $27.05 per share. Stockholders are urged to obtain current market quotations for the shares. See Section 8.

Our Board of Directors has approved our making the Offer. However, none of Mirant, our Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2. All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. See Section 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

You may direct questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or the notice of guaranteed delivery, to Innisfree M&A Incorporated, which is acting as the Information Agent, or to J.P. Morgan Securities Inc., which is the Dealer Manager for the Offer. Their addresses and telephone numbers appear on the back cover of this Offer to Purchase.

The Dealer Manager for the Offer is:

JPMorgan

July 12, 2006

IMPORTANT

If you desire to tender all or any portion of your shares, you should either (1) (a) complete and sign the Letter of Transmittal in accordance with the instructions to the Letter of Transmittal, have your signature thereon guaranteed if required, and mail or deliver the Letter of Transmittal, together with any other required documents, including the share certificates, to the Depositary (as defined herein) or (b) tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3, or (2) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you. If you have shares registered in the name of a bank, broker, dealer, trust company or other nominee, you must contact that institution if you desire to tender those shares.

If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.

To validly tender shares, you must properly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” If you agree to accept the purchase price determined pursuant to the Offer, your shares will be deemed to be tendered at the minimum price of $25.75 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $25.75 per share.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer or as to the purchase price or prices at which you should tender your shares. You should rely only on the information contained in this document or to which we have referred you. Our delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained in this Offer to Purchase is correct as of any time after the date of this Offer to Purchase or that there have been no changes in the information included or incorporated by reference herein or in the affairs of Mirant or any of its subsidiaries or affiliates since the date hereof. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Dealer Manager, the Depositary or the Information Agent.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The Company is at times referred to as “Mirant,” “we,” “our” or “us.” We refer to the shares of our common stock as the “shares.” This summary term sheet highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?

Mirant Corporation.

What is the Company offering to purchase?

We are offering to purchase up to 43,000,000 shares of our common stock, par value $0.01 per share. In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares, representing up to 2% of the outstanding shares, or approximately 6.0 million additional shares. See Section 1.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price (in increments of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for the Offer is $25.75 to $29.00 per share. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 43,000,000 shares, or such lesser number of shares as are properly tendered. All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine. We will determine the purchase price for tendered shares promptly after the Offer expires. If your shares are purchased in the Offer, we will pay you the purchase price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. See Sections 1 and 5. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” If you agree to accept the purchase price determined pursuant to the Offer, your shares will be deemed to be tendered at the minimum price of $25.75 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $25.75 per share.

How many shares will the Company purchase in the Offer?

We will purchase up to 43,000,000 shares in the Offer (representing approximately 14% of our outstanding shares), or if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn. If more than 43,000,000 shares are tendered, we will purchase shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and conditional tenders whose condition was not met, which we will not purchase (except as described in Section 6). See Sections 1 and 7.

In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares, representing up to 2% of the outstanding shares, or approximately 6.0 million additional shares. See Section 1. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. The Offer is not conditioned on any minimum number of shares being tendered. See Section 1. The Offer is, however, subject to other conditions, including the financing condition. See Section 7.

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How will the Company pay for the shares?

The Company intends to pay for the shares tendered in the Offer and related expenses with approximately $360 million of cash on hand at Mirant Corporation and approximately $890 million of distributions from certain of our subsidiaries, including approximately $175 million and $680 million to be distributed from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, as well as approximately $35 million from other subsidiaries. Approximately $380 million of the amounts to be distributed by Mirant Asia-Pacific Limited will be comprised of net proceeds from, and currently restricted cash made available upon the consummation of, the $700 million Mirant Asia-Pacific Loan Facility to be entered into by our wholly-owned subsidiaries Mirant Sweden International AB (publ), as borrower, and Mirant Asia-Pacific Limited and certain of its subsidiaries, as guarantors. Assuming that 43,000,000 shares are purchased in the Offer at the maximum purchase price of $29.00 per share, the aggregate purchase price will be approximately $1.25 billion. See Section 9.

How long do I have to tender my shares; can the Offer be extended, amended or terminated?

You may tender your shares until the Offer expires. The Offer will expire on Monday, August 21, 2006, at 5:00 P.M., New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline, for administrative reasons, for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 16. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Sections 7 and 16.

How will I be notified if the Company extends the Offer or amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 16.

What is the purpose of the Offer?

Our Board of Directors has adopted a strategic plan to enhance stockholder value, announced on July 11, 2006. Pursuant to this strategic plan, the Company will (1) seek to repurchase up to approximately $1.25 billion of its common stock pursuant to the Offer, and (2) commence auction processes to sell the Company’s non-U.S. businesses, which are located in the Philippines and the Caribbean. As we generate additional cash through these proposed sales, we plan to continue returning cash to our stockholders.

Our Board of Directors has determined that, in light of this strategic plan, the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our stockholders. See Section 2.

Our Board of Directors believes that the Offer will provide stockholders with the opportunity to tender their shares and, thereby, receive a return of capital if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales. Alternatively, stockholders may elect not to participate and thereby increase their percentage ownership of Mirant following the completion of the Offer. See Section 2.

What are the significant conditions to the Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Time, including, but not limited to:

•	The ability to borrow under the $700 million Mirant Asia-Pacific Loan Facility to be entered into by our wholly-owned subsidiaries Mirant Sweden International AB (publ), as borrower, and Mirant Asia-Pacific Limited and certain of its subsidiaries, as guarantors. The conditions applicable to borrowing under this facility are described in Section 9.

•	The absence of any legal or contractual restrictions that would prevent the distribution to us of approximately $890 million from certain of our subsidiaries, including approximately $175 million and $680 million from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, and approximately $35 million from other subsidiaries. Approximately $380 million of the amounts to be distributed by Mirant Asia-Pacific Limited will be comprised of net proceeds from, and currently restricted cash made available upon the consummation of, the $700 million Mirant Asia-Pacific Loan Facility.

•	No legal action shall have been threatened, instituted or pending that seeks to challenge or delay the Offer or could reasonably be expected to materially adversely affect our or our subsidiaries’ business, condition (financial or otherwise), assets, results of operations or prospects or the value of the shares.

•	No change that we deem material shall have occurred in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to adversely affect our or our subsidiaries’ business, condition (financial or otherwise), assets, results of operations or prospects or the value of the shares or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in the shares.

•	No general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, shall have occurred.

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business, shall have occurred.

•	No decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 11, 2006 shall have occurred.

•	No person shall have proposed, announced or made a tender or exchange offer, merger, acquisition, business combination or other similar transaction with or involving us, nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business (in each case other than the Offer or in connection with our planned dispositions of businesses described in Section 2).

•	No person (including a group) shall have acquired, or proposes to acquire, beneficial ownership of more than 5% of our outstanding shares (other than anyone who publicly disclosed such ownership in a Schedule 13D or 13G filed with the Securities and Exchange Commission (the “SEC”) on or before July 11, 2006). No person or group which has made such a filing on or before July 11, 2006 shall have acquired or proposes to acquire an additional 1% or more of our outstanding shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding shares.

•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries (other than in connection with our planned dispositions of businesses, described in Section 2).

•	No material adverse change in our or our subsidiaries’ business, condition (financial or otherwise), assets, results of operations, prospects or the value of the shares shall have occurred or been threatened.

•	Our determination that the consummation of the Offer and the purchase of shares pursuant to the Offer will not cause our common stock to be delisted from the NYSE or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is subject to these conditions, and a number of other conditions, all of which are described in greater detail in Section 7. The foregoing addresses the conditions under which we are not obligated to complete the Offer.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from the NYSE or to stop being subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that such purchase not cause the shares either (1) to be held of record by less than 300 persons; or (2) to be ineligible to be listed on the NYSE or to be eligible for deregistration under the Exchange Act. See Section 7.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 5:00 P.M., New York City time, on Monday, August 21, 2006, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•	If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal to Mellon Investor Services, LLC (“Mellon Investor Services”), the Depositary for the Offer.

•	If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

How do holders of currently exercisable stock options or warrants participate in the Offer?

Options and warrants to purchase shares cannot be tendered in the Offer. If you hold currently exercisable options or warrants to purchase shares, you may exercise such options or warrants in accordance with the terms of the applicable stock option plans or warrant agreements and tender the shares received upon such exercise in accordance with the Offer. Exercises of options or warrants cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you, based on your stock option or warrant exercise prices, the date of your stock option grants or warrants, the remaining time during which you can exercise your options or warrants, and the provisions for pro rata purchases by us described in Section 1. We strongly encourage you to discuss the Offer with your tax advisor, financial advisor, and/or broker. See Section 3.

What happens if more than 43,000,000 shares are tendered?

If more than 43,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are validly tendered and not validly withdrawn prior to the Expiration Time, we will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the purchase price selected by us, and do not validly withdraw them before the Expiration Time;

•	second, from all other stockholders who validly tender shares at or below the purchase price selected by us, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase 43,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have validly tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price. See Section 1.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 shares in the aggregate, you validly tender all of these shares at or below the purchase price selected by us before the Offer expires and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 P.M., New York City time, on Monday, August 21, 2006, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on Wednesday, September 6, 2006. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw tendered shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares.

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Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender, and the purchase price or purchase prices at which you may choose to tender your shares. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Do the directors or executive officers of the Company intend to tender their shares in the Offer?

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers. After expiration of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 12.

If I decide not to tender, how will the Offer affect my shares?

Stockholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock following the consummation of the Offer. See Section 2.

What is the recent market price of my shares?

On July 10, 2006, the last full trading day before we announced our intention to make the Offer, the reported closing price of our common stock on the NYSE was $26.80 per share. On July 11, 2006, the last trading day prior to printing this Offer to Purchase, the reported closing price of our common stock on the NYSE was $27.05 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

When will the Company pay for the shares I tender?

We will pay the purchase price, less any applicable withholding taxes and without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. We do not expect, however, to announce the results of proration and begin paying for tendered shares until at least five business days after the expiration of the Offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not have to pay brokerage fees or similar expenses. If you hold your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?

The receipt of cash from us in exchange for the shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes (and likely will be a taxable event for state and other income tax purposes). The receipt of cash for your tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. See Section 15. The Depositary will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. stockholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. stockholder furnishes to the Depositary. We urge you to consult with your tax advisor with respect to your particular situation.

Will I have to pay stock transfer tax if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

Who can I talk to if I have questions?

If you have any questions regarding the Offer, please contact Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-877-750-5836, or J.P. Morgan Securities Inc., the Dealer Manager for the Offer, at 1-877-371-5947. Banks and brokers may call the Information Agent collect at 1-212-750-5833. Additional contact information for the Information Agent and the Dealer Manager is set forth on the back cover page of this document.

FORWARD-LOOKING STATEMENTS

The information presented in this Offer to Purchase and the documents incorporated by reference in this Offer to Purchase includes forward-looking statements, in addition to historical information. Forward-looking statements involve known and unknown risks and uncertainties, and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology.

You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of whether or at what time such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief at that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our subsidiary’s ability to borrow under the $700 million Mirant Asia-Pacific Loan Facility and our ability to cause our subsidiaries to distribute to us a portion of the funds required to complete the Offer, including distributions by Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited of approximately $175 million and $680 million, respectively and distributions by other subsidiaries of approximately $35 million;

•	our ability to divest all of the Company’s non-U.S. businesses, which are located in the Philippines and the Caribbean, at prices and on terms that we would be willing to accept, in accordance with our strategic plan announced on July 11, 2006, any limitations on our ability to return the proceeds of such sales to our stockholders and any adverse impact on our credit rating that may result from such sales, the Offer or any future return of sale proceeds to our stockholders;

•	legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry; changes in state, federal and other regulations (including rate and other regulations); and changes in, or changes in the application of, environmental and other laws and regulations to which we and our subsidiaries and affiliates are or could become subject;

•	failure of our assets to perform as expected, including outages for unscheduled maintenance or repair;

•	changes in market conditions, including developments in energy and commodity supply, demand, volume and pricing, or the extent and timing of the entry of additional competition in our markets or those of our subsidiaries and affiliates;

•	increased margin requirements, market volatility or other market conditions that could increase our obligations to post collateral beyond amounts which are expected;

•	our inability to access effectively the over-the-counter and exchange-based commodity markets or changes in commodity market liquidity or other commodity market conditions, which may affect our ability to engage in asset management and proprietary trading activities as expected;

•	our ability to borrow additional funds and access capital markets;

•	strikes, union activity or labor unrest;

•	weather and other natural phenomena, including hurricanes and earthquakes;

•	the cost and availability of emissions allowances;

•	our ability to obtain adequate fuel supply and delivery for our facilities;

•	curtailment of operations due to transmission constraints;

•	environmental regulations that restrict our ability to operate our business;

•	war, terrorist activities or the occurrence of a catastrophic loss;

•	deterioration in the financial condition of our counterparties and the resulting failure to pay amounts owed to us or to perform obligations or services due to us;

•	hazards customary to the power generation industry and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	price mitigation strategies employed by independent system operators or regional transmission organizations that result in a failure to compensate our generation units adequately for all of their costs;

•	volatility in our gross margin as a result of our accounting for derivative financial instruments used in our asset management activities and volatility in our cash flow from operations resulting from working capital requirements, including collateral, to support our asset management and proprietary trading activities;

•	our inability to enter into intermediate and long-term contracts to sell power and procure fuel on terms and prices acceptable to us;

•	legislative and regulatory initiatives and changes in the application of laws and regulations by national and local governments in foreign countries where we have operations;

•	political factors that affect our international operations, such as political instability, local security concerns, tax increases, expropriation of property, cancellation of contract rights and environmental regulations;

•	the inability of our operating subsidiaries to generate sufficient cash flow and our inability to access that cash flow to enable us to make debt service and other payments;

•	the fact that our New York subsidiaries remain in bankruptcy;

•	our substantial consolidated indebtedness and the possibility that we or our subsidiaries may incur additional indebtedness in the future;

•	restrictions on the ability of our subsidiaries to pay dividends, make distributions or otherwise transfer funds to us, including restrictions on Mirant Mid-Atlantic, LLC contained in its leveraged lease financing agreements;

•	the resolution of claims and obligations that were not resolved during the Chapter 11 process that may have a material adverse effect on our results of operations;

•	our ability to negotiate favorable terms from suppliers, counterparties and others and to retain customers because we were previously subject to bankruptcy protection; and

•	other risk factors detailed in our filings with the SEC.

You should not place undue reliance on our forward-looking statements, which speak only as of the date of this Offer to Purchase, or the date of the documents incorporated by reference if contained therein. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this Offer to Purchase.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, $0.01 par value per share (the “common stock”), for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 43,000,000 shares at a price not greater than $29.00 nor less than $25.75 per share, net to the seller in cash, less applicable withholding taxes and without interest.

The Offer will expire at 5:00 P.M., New York City time, on Monday, August 21, 2006, unless extended (such date and time, as they may be extended, the “Expiration Time”).

After the Expiration Time, we will examine the prices chosen by stockholders for all of the shares properly tendered. We will then select the lowest purchase price (in multiples of $0.25) that will allow us to purchase 43,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 3.

In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares, representing up to 2% of the outstanding shares or, approximately 6.0 million additional shares. Such a purchase of additional shares will not require us to extend the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.

Tendering stockholders whose shares are registered in their own names and who tender directly to Mellon Investor Services, the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Section 3 hereof, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of shares being tendered. Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of this Offer to Purchase, including the financing condition.

Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Manager, the Depositary or the Information Agent is making any recommendation as to whether you should tender or refrain from tendering your shares or at what purchase price or purchase prices you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares, and if so, how many shares to tender and at what price or prices, with your tax advisor, financial advisor and/or broker. You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after expiration of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 12.

Section 15 of this Offer to Purchase describes material U.S. federal income tax consequences of a sale of shares pursuant to the Offer.

We will pay the fees and expenses incurred in connection with the Offer by J.P. Morgan Securities Inc., the Dealer Manager for the Offer, Mellon Investor Services, the Depositary for the Offer, and Innisfree M&A Incorporated, the Information Agent for the Offer. See Section 17.

As of June 30, 2006, there were 300,023,413 shares of our common stock outstanding. The 43,000,000 shares that we are offering to purchase hereby represent approximately 14% of the total number of outstanding shares of our common stock as of June 30, 2006.

The shares are listed and traded on the NYSE under the symbol “MIR.” On July 10, 2006, the last full trading day before we announced our intention to make the Offer, the reported closing price of our common stock on the NYSE was $26.80 per share. On July 11, 2006, the last trading day prior to printing this Offer to Purchase, the reported closing price of our common stock on the NYSE was $27.05 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares. See Section 8.

THE TENDER OFFER

1.	Number of Shares; Proration

General.  Upon the terms and subject to the conditions of the Offer, we will purchase up to 43,000,000 shares of our common stock, or if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn in accordance with Section 4, at a price not greater than $29.00 nor less than $25.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest.

The term “Expiration Time” means 5:00 P.M., New York City time, on Monday, August 21, 2006, unless we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 16 for a description of our right to extend, delay, terminate or amend the Offer. In accordance with the rules of the Securities and Exchange Commission (the “Commission” or the “SEC”), we may, and we expressly reserve the right to, purchase under the Offer an additional amount of shares not to exceed 2% of the outstanding shares (approximately 6.0 million shares) without amending or extending the Offer. See Section 16.

In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration, except for “odd lots,” as discussed below. The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.

If we:

•	increase the price to be paid for shares above $29.00 per share or decrease the price to be paid for the shares below $25.75 per share;

•	increase the number of shares being sought in the Offer, and such increase in the number of shares being sought exceeds 2% of the outstanding shares (approximately 6.0 million shares); or

•	decrease the number of shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 16, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is subject to other conditions, including the financing condition. See Section 7.

Stockholders desiring to tender shares must specify the price or prices, not greater than $29.00 nor less than $25.75 per share, at which they are willing to sell their shares to us in the Offer. Alternatively, stockholders desiring to tender shares and seeking to maximize the chance that their shares will be purchased can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price ultimately paid for shares properly tendered in the Offer. To do so, stockholders should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election is deemed to be a tender of shares at the minimum price of $25.75 per share and could result in the tendered shares being purchased at the minimum price of $25.75 per share. A portion of the price range for the Offer is below the closing price of $26.80 per share on July 10, 2006, the last full trading day before we announced our intention to make the Offer. See Section 8 for recent market prices for the shares.

Promptly following the Expiration Time, we will, in our sole discretion, determine the purchase price that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price (in multiples of $0.25), not greater than $29.00 nor less than $25.75 per share that will enable us to purchase 43,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), or such lesser number of shares as are properly tendered, pursuant to the Offer. Shares properly tendered pursuant to the Offer at or below the purchase price and not properly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions.

All shares tendered and not purchased under the Offer, including shares not purchased because of a tender price in excess of the purchase price, proration or conditional tender provisions, will be returned to the tendering stockholders or, in the case of shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, at our expense promptly following the Expiration Time. See Section 3.

If the number of shares validly tendered and not validly withdrawn prior to the Expiration Time is less than or equal to 43,000,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, including the financing condition, purchase all shares so tendered at the purchase price.

Priority of Purchases.  Upon the terms and subject to the conditions of the Offer, if more than 43,000,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been validly tendered and not validly withdrawn prior to the Expiration Time, we will purchase validly tendered shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

•	tenders all shares owned beneficially or of record by the Odd Lot Holder at a price at or below the purchase price we determine (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase 43,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered at or below the purchase price (for which the condition was not initially satisfied) and not validly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.

Odd Lots.  The term “Odd Lots” means all shares validly tendered prior to the Expiration Time at prices at or below the purchase price selected by us and not validly withdrawn by any person who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery (an “Odd Lot Holder”). To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, an Odd Lot Holder who holds shares in his or her name and tenders such shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of his or her shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration.  If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares validly tendered and not validly withdrawn by the stockholder to the total number of shares validly tendered and not validly withdrawn by all stockholders, other than Odd Lot Holders, at or below the purchase price selected by us. Because of the difficulty in determining the number of shares validly tendered and not validly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until at least five business days after the Expiration Time. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 15, the number of shares that we will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether to tender shares and whether to condition any tender upon our purchase of a stated number of shares held by such stockholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer

Our Board of Directors has adopted a strategic plan to enhance stockholder value, announced on July 11, 2006. Pursuant to this strategic plan, the Company will (1) seek to repurchase up to approximately $1.25 billion of its common stock pursuant to the Offer, and (2) commence auction processes to sell the Company’s non-U.S. businesses, which are located in the Philippines and the Caribbean. Certain of the sales will be subject to regulatory and other approvals and consents. As we generate additional cash through these proposed sales, we plan to continue returning cash to our stockholders while maximizing the value of our net operating loss carryforwards. The planned sales would result in these businesses being reported as “discontinued operations” beginning in the third quarter of 2006. The sales are expected to close by mid-2007. Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

In considering the Offer, our management and Board of Directors took into account the expected financial impact of the Offer, including our increased indebtedness as described in Section 9. Our Board of Directors believes that the Offer is consistent with our objectives of returning value to stockholders and increasing long-term stockholder value.

Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Manager, the Depositary or the Information Agent are making any recommendation to you as to whether to tender or refrain from tendering your shares. We have not authorized any person to make any such recommendation. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which you tender shares. You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including information regarding the purposes and effects of the Offer. You should discuss whether to tender your shares with your tax advisor, financial advisor and/or broker.

Potential Benefits of the Offer.  We have determined that the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our stockholders, and that the Offer will provide benefits to us and our stockholders, including the following:

•	The Offer provides our stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales; and

•	If we complete the Offer, we will return cash to our stockholders who tender, while stockholders who do not tender will increase their percentage ownership in Mirant.

Potential Risks and Disadvantages of the Offer.  The Offer also presents some potential risks and disadvantages to Mirant and its continuing stockholders, including the following:

•	The Offer will reduce our “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets, and is likely to reduce the number of our stockholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the Offer. As of June 30, 2006, we had outstanding 300,023,413 shares. The 43,000,00 shares that we are offering to purchase pursuant to the Offer represent approximately 14% of the shares outstanding as of that date. If the Offer is fully subscribed, then we will have approximately 257,023,413 shares outstanding following the purchase of shares tendered in the Offer. If we exercise our right to purchase up to an additional 2% of our outstanding shares (or approximately 6.0 million shares), then we will have approximately 251,023,413 shares outstanding following the purchase of the shares tendered in the Offer. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise at a higher net price than the purchase price in the Offer. We can provide no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

•	The Offer will increase the proportional holdings of significant stockholders, if they elect not to participate.

•	All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers. After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 12.

•	As a result of the Offer and our substantial existing consolidated indebtedness, together with the additional indebtedness under the $700 million Mirant Asia-Pacific Loan Facility, our consolidated indebtedness is expected to be substantial in relation to our stockholders’ equity. After giving pro forma effect to the Offer, the incurrence of indebtedness under the $700 million Mirant Asia-Pacific Loan Facility and the proposed business dispositions, as described in the Summary Unaudited Pro Forma Consolidated Financial Data in Section 10, as of March 31, 2006, we would have had total consolidated indebtedness of approximately $3.68 billion and stockholders’ equity of approximately $3.10 billion.

•	By incurring indebtedness and reducing our cash balances, the Offer could (i) reduce our ability to engage in significant transactions without additional debt or equity financing, (ii) reduce our ability to cover existing contingent or other future liabilities or (iii) negatively impact our liquidity during periods of increased capital or operating expenses. There can be no assurance that we would be able to raise additional debt or equity financing in the future.

•	We generate interest income on cash balances. If we complete the Offer, our cash balances and, in turn, interest income would be reduced.

Upon the completion of the Offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in Mirant, and non-exercising, non-tendering option and warrant holders will, upon exercise, realize a greater relative ownership interest in Mirant than would have been realized in the absence of the Offer. However, there can be no assurance that the Company will not issue additional shares in the future which could have the effect of decreasing the relative ownership interests of such non-tendering stockholders and non-exercising, non-tendering option and warrant holders.

Certain Effects of the Offer.  Assuming that we purchase 43,000,000 shares in the Offer at a purchase price not greater than $29.00 nor less than $25.75 per share, the aggregate purchase price will be between approximately $1.11 billion and $1.25 billion. After the Offer is completed, Mirant believes that its anticipated financial condition, cash flow from operations, proceeds from dispositions and access to capital will provide Mirant with adequate financial resources to continue to operate its business, including to fund capital expenditures.

Based on the published guidelines of the NYSE and the conditions of the Offer, we believe that our purchase of 43,000,000 shares pursuant to the Offer will not result in delisting of the remaining shares on the NYSE. The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares pursuant to the Offer will not result in the shares becoming eligible for termination of registration under the Exchange Act. The Offer is conditioned upon our having determined that the consummation of the Offer will not cause the shares to be delisted from the NYSE or eligible for deregistration under the Exchange Act. See Section 7.

Shares we acquire pursuant to the Offer will be retained as treasury shares by us (unless and until we determine to retire such shares). Such shares will be held in treasury with the status of authorized and unissued shares and will be available for us to issue without further stockholder action for all purposes except as required by applicable law or the rules of the NYSE. We have no current plans for the issuance of shares purchased in the Offer.

Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Except as disclosed in this Offer to Purchase, Mirant currently has no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mirant or any of its subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or the assets of our subsidiaries that is material to Mirant and our subsidiaries taken as a whole;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Mirant;

•	any change in the present Board of Directors or management of Mirant, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in Mirant’s corporate structure or business;

•	any material changes in the bankruptcy proceedings of our New York subsidiaries;

•	any class of equity securities of Mirant becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act or ceasing to be authorized for listing on the NYSE;

•	the suspension of Mirant’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of Mirant, or the disposition by any person of securities of Mirant; or

•	any changes in our Restated Certificate of Incorporation and By-Laws, each as amended to date, or other governing instruments or other actions that could impede the acquisition of control of Mirant.

3.	Procedures for Tendering Shares

Valid Tender.  For a stockholder to make a valid tender of shares under the Offer (i) the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, validly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “— Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “— Book-Entry Transfer” below); or

(ii) the tendering stockholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

Each stockholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $25.75 per share (YOU SHOULD UNDERSTAND THAT THIS ELECTION COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $25.75 PER SHARE) or (2) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered At A Price Determined By You.” A tender of shares will be proper only if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” For purposes of determining the purchase price, those shares that are tendered by stockholders agreeing to accept the purchase price determined in the Offer will be deemed to be tendered at the minimum price of $25.75 per share. A portion of the price range for the Offer is below the closing market price for the shares on July 10, 2006, the last full day of trading before we announced our intention to make the Offer. See Section 8 for recent market prices for the shares.

If tendering stockholders wish to indicate a specific price (in multiples of $0.25) at which their shares are being tendered, they must check the applicable price box in the section of the Letter of Transmittal captioned ‘‘Shares Tendered At A Price Determined By You.” Tendering stockholders should be aware that this election could mean that none of their shares will be purchased if the price selected by the stockholder is higher than the purchase price we eventually select after the Expiration Time.

A stockholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. In case of withdrawal, stockholders who tendered multiple prices pursuant to multiple Letters of Transmittal must comply with the procedures set forth in Section 4.

We urge stockholders who hold shares through a bank, broker, dealer, trust company or other nominee to consult their nominee to determine whether transaction costs are applicable if they tender shares through their nominee and not directly to the Depositary.

Odd Lot Holders must tender all of their shares and also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

Book-Entry Transfer.  For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal validly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery.  The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the sole election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees.  No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid.

Guaranteed Delivery.  If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a validly completed and duly executed Notice of Guaranteed Delivery, in the form we have provided, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that Notice of Guaranteed Delivery, either: (i) the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal relating thereto, which has been validly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal relating thereto, which has been validly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, and (2) all other required documents.

For these purposes, a “trading day” is any day on which the NYSE is open for business.

A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

Return of Unpurchased Shares.  The Depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Tendering Stockholders’ Representations and Warranties; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (a) such stockholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4.

A tender of shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering stockholder has full power and authority to tender, sell, assign and transfer the shares tendered, and that, when the same are accepted for purchase by us, we will acquire good title thereto, free and clear of all security interests, liens, restrictions, claims and encumbrances, and the same will not be subject to any adverse claim or right. Any such tendering stockholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering stockholder and shall not be affected by, and shall survive, the death or incapacity of such tendering stockholder.

A tender of shares made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering stockholder that: (1) the Offer is established voluntarily by us, it is discretionary in nature and it may be extended, modified, suspended or terminated by us as provided herein; (2) such stockholder is voluntarily participating in the Offer; (3) the future value of our common stock is unknown and cannot be predicted with certainty; (4) such stockholder has read and understands this Offer to Purchase; (5) such stockholder has consulted his or her tax and financial advisors with regard to how the Offer will impact his or her personal situation; (6) any foreign exchange obligations triggered by such stockholder’s tender of shares or receipt of proceeds are solely his or her responsibility; and (7) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the offer and the disposition of shares, such stockholder acknowledges that the ultimate liability for all Tax Items is and remains his or her sole responsibility. In that regard, a tender of shares shall authorize us to withhold all applicable Tax Items legally payable by a tendering stockholder. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

U.S. Federal Backup Withholding Tax; Information Reporting.  Under the U.S. federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the Offer must be withheld and remitted to the Internal Revenue Service (the “IRS”) unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the withholding agent, certifies under penalties of perjury that this number is correct and that the stockholder is exempt from back-up withholding or otherwise establishes an exemption. If the withholding agent is not provided with the correct taxpayer identification number or another adequate basis for exemption, the stockholder may be subject to certain penalties imposed by the IRS. Therefore, each tendering stockholder that is a U.S. Holder (as defined in Section 15) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding tax, unless the stockholder otherwise establishes to the satisfaction of the withholding agent that the stockholder is not subject to backup withholding. If backup withholding results in the overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Certain stockholders (including, among others, all corporations and certain Non-U.S. Holders (as defined in Section 15)) are not subject to these backup withholding rules. In order for a Non-U.S. Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, attesting to that stockholder’s non-U.S. status. The applicable form can be obtained from the Depositary at the address and telephone number set forth in the back cover page of this Offer to Purchase.

Information reporting to the IRS may also apply to proceeds from the Offer.

Stockholders are urged to consult with their tax advisors regarding information reporting and possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.

Withholding for Non-U.S. Holders.  Even if a Non-U.S. Holder has provided the required certification to avoid backup withholding tax, the withholding agent will deduct U.S. federal withholding taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or its agent, unless the withholding agent determines that a reduced rate of withholding is available under an applicable income tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the withholding agent a validly completed and executed IRS Form W-8BEN (or a suitable substitute form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the withholding agent a validly completed and executed IRS Form W-8ECI (or a suitable substitute form) before the payment is made. A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI (or a suitable substitute form) generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent described in Section 15 as if it were a U.S. Holder. Additionally, in the case of a foreign corporation, such income may be subject to a branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). The withholding agent will determine a stockholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to valid certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN (or a suitable substitute form) or IRS Form W-8ECI (or a suitable substitute form)) received from the Non-U.S. Holder unless facts and circumstances indicate that reliance is not warranted.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 15 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding and information reporting, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

For a discussion of U.S. federal income tax consequences to tendering stockholders, see Section 15.

Lost Certificates.  If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should promptly notify the Depositary’s Call Center at 1-800-270-3449. The Depositary will instruct the stockholder as to the steps that must be taken in order to replace the certificates.

4.	Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time. You may also withdraw your previously tendered shares at any time after 12:00 midnight, New York City time, on Wednesday, September 6, 2006, unless such shares have already been accepted for payment by us as provided in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we (a) will determine the purchase price we will pay for shares properly tendered and not properly withdrawn before the Expiration Date, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and (b) will accept for payment and pay for, and thereby purchase, up to 43,000,000 shares (or such additional number of shares as we may elect to purchase, subject to applicable law) properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the purchase price, and not validly withdrawn, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility,

•	a validly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message, and

•	any other required documents.

We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until at least five business days after the Expiration Time. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tender, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense as promptly as practicable after the Expiration Time or termination of the Offer.

Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

6.	Conditional Tender of Shares

Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, shares tendered pursuant to the Offer prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 15, the number of shares to be purchased from a particular stockholder may affect the U.S. federal income tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available for stockholders seeking to take steps to have shares sold pursuant to the Offer treated as a sale or exchange of such shares by the stockholder, rather than a distribution to the stockholder, for U.S. federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Stockholders are urged to consult with their tax advisors. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result for any stockholder tendering shares.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Expiration Time, if more than 43,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are validly tendered and not validly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage, after taking into account the priority given to tenders of Odd Lots, based upon all shares validly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned at our expense, promptly after the Expiration Time.

After giving effect to these withdrawals, we will accept the remaining shares validly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 43,000,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 43,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular stockholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Time any of the following events has occurred (or has been determined by Mirant to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by Mirant), makes it inadvisable to proceed with the Offer or with acceptance of the shares for payment:

•	Inability to borrow under the $700 million Mirant Asia-Pacific Loan Facility to be entered into by our wholly-owned subsidiaries Mirant Sweden International AB (publ), as borrower, and Mirant Asia-Pacific Limited and certain of its subsidiaries, as guarantors. The conditions applicable to borrowing under this facility are described in Section 9.

•	The existence of any legal or contractual restrictions that would prevent the distribution to us of approximately $890 million from certain of our subsidiaries, including approximately $175 million and $680 million from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, and approximately $35 million from other subsidiaries. Approximately $380 million of the amounts to be distributed by Mirant Asia-Pacific Limited will be comprised of net proceeds from, and currently restricted cash made available upon the consummation of, the $700 million Mirant Asia-Pacific Loan Facility.

•	There has been threatened or instituted or shall be pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares; or

•	otherwise could reasonably be expected to materially adversely affect our or our subsidiaries’ business, condition (financial or otherwise), assets, results of operations or prospects or the value of the shares;

•	There has occurred any change that we deem material in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to adversely affect the business, condition (financial or otherwise), assets, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, or value of the shares or otherwise materially impairs the benefits of the Offer to us or the contemplated future conduct of our business, or adversely affects trading in the shares;

•	There has occurred a general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	There has occurred a commencement or escalation of a war, armed hostilities or other international or national calamity including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business;

•	There has been a limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in Mirant’s reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	There has been a decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 11, 2006, or any significant increase in interest rates; or

•	A tender or exchange offer for any or all of the shares, or any merger, acquisition, business combination or other similar transaction with or involving Mirant or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business (in each case other than the Offer or in connection with our planned dispositions of businesses described in Section 2);

•	We learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before July 11, 2006);

•	any entity, group or person who has filed with the SEC a Schedule 13D or Schedule 13G relating to Mirant on or before July 11, 2006 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding shares;

•	any new group has been formed that beneficially owns more than 5% of our outstanding shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause); or

•	any entity, group or person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries (other than in connection with our planned dispositions of businesses, described in Section 2);

•	Any approval, permit, authorization, favorable review or consent of any domestic or foreign governmental entity or any third party consents required to be obtained in connection with the Offer shall not have been obtained;

•	Any change or changes have occurred or are threatened in the business, condition (financial or otherwise), assets, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, or the value of the shares that has or could reasonably be expected to have a material adverse effect on us or our subsidiaries; or

•	We determine that the consummation of the Offer and the purchase of the shares pursuant to the Offer may either cause the shares to be held of record by less than 300 persons or cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for the sole benefit of Mirant and may be asserted by Mirant regardless of the circumstances (other than any action or omission to act by Mirant) giving rise to any condition, and may be waived by Mirant, in whole or in part, at any time and from time to time in its discretion. Mirant’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if Mirant waives any of the conditions described above, it may be required to extend the Expiration Time. Any determination by Mirant concerning the events described above will be final and binding on all parties.

8.	Price Range of the Shares

The shares are listed for trading on the NYSE under the symbol “MIR.” Prior to trading on the NYSE, our shares were traded on the pink sheets. On January 3, 2006, pursuant to our plan of reorganization, all of our old common stock was cancelled and 300,000,000 shares of our current common stock were issued. Holders of old common stock received 3.75% of the current common stock (subject to certain exclusions), plus certain other consideration. Trading in our current common stock officially commenced on the NYSE on January 11, 2006. The following table includes data from when-issued trading on the NYSE that took place from January 4, 2006 through January 10, 2006. The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported on the relevant trading market on which our shares were traded.

	High	Low

Year Ended December 31, 2004 (Pink Sheets)
First Quarter	$0.75	$0.40
Second Quarter	0.40	0.26
Third Quarter	0.48	0.30
Fourth Quarter	0.41	0.31
Year Ended December 31, 2005 (Pink Sheets)
First Quarter	$0.48	$0.25
Second Quarter	0.51	0.29
Third Quarter	1.46	0.63
Fourth Quarter	1.51	1.16
Year Ended December 31, 2006 (NYSE)
First Quarter	$29.00	$22.50
Second Quarter	26.86	23.36
Third Quarter through July 10, 2006	26.92	26.02

On July 10, 2006, the last reported sales price on the NYSE was $26.80 per share. We announced our intention to make the Offer before the open of trading on the NYSE during the morning of July 11, 2006. On that day, the closing sales price of the shares on the NYSE was $27.05 per share. We urge stockholders to obtain a current market price for the shares before deciding whether, and at what price or prices, to tender their shares. We have never paid or declared cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

9.	Source and Amount of Funds

Assuming that we purchase 43,000,000 shares in the Offer at the maximum purchase price of $29.00 per share, we expect that approximately $1.25 billion will be required to purchase such shares and to pay related fees and expenses. We anticipate that we will fund such amounts from approximately $360 million of cash on hand at Mirant Corporation and from approximately $890 million of distributions from certain of our subsidiaries, including approximately $175 million from Mirant Americas Generation, LLC (and its direct subsidiary, Mirant North America, LLC), approximately $680 million from Mirant Asia-Pacific Limited and approximately $35 million from other subsidiaries. The distributions from subsidiaries will be funded from cash on hand at such subsidiaries and, with respect to approximately $380 million of the amounts to be distributed by Mirant Asia-Pacific Limited, from net proceeds from, and currently restricted cash made available upon the consummation of, the $700 million Mirant Asia-Pacific Loan Facility. While Mirant Asia-Pacific Limited has obtained a $700 million commitment from Credit Suisse, Singapore Branch (“Credit Suisse”), for this facility pursuant to a commitment letter, as amended and restated on July 10, 2006 (the “Commitment Letter”), this commitment is contingent on the satisfaction of various conditions, as further described below. Accordingly, the Offer will be subject to the ability to borrow under this facility, in addition to the other conditions described in Section 7. We do not currently have any alternative financing arrangements or plans in the event these sources do not provide the funds necessary to fund the Offer.

Commitment Letter.  The following summary of the material terms of the Commitment Letter is qualified in its entirety by the terms of the actual Commitment Letter, which is filed as an exhibit to our Issuer Tender Offer Statement on Schedule TO and which is incorporated herein by reference. The following summary may not contain all of the information about the financing that is important to you. We encourage you to read the Commitment Letter carefully and in its entirety.

$700 Million Mirant Asia-Pacific Loan Facility.  Credit Suisse has committed, subject to the terms and conditions set forth in the Commitment Letter, to provide the $700 million Mirant Asia-Pacific Loan Facility.

Mirant Sweden International AB (publ), a wholly-owned subsidiary of Mirant Asia-Pacific Limited, will be the borrower under the Loan Facility, which will be denominated in U.S. Dollars and will be comprised of a single term loan in the amount of $700 million. The Mirant Asia-Pacific Loan Facility will be available for a single drawing and will have a maturity date six years from the date of the drawing. Interest on the Mirant Asia-Pacific Loan Facility will be at a rate per annum equal to the U.S. Dollar LIBOR rate determined for certain interest periods plus an applicable margin set at 225 basis points per annum. Mirant Sweden International AB (publ) will repay the Mirant Asia-Pacific Loan Facility in 12 equal consecutive semi-annual installments beginning on the date that is six months after the date of the drawing of the Mirant Asia-Pacific Loan Facility. If all or a portion of the principal of the Mirant Asia-Pacific Loan Facility is not paid when due, or if all or a portion of the interest thereon or any other amount is not paid when due, such overdue amount will bear interest at the rate that would otherwise be applicable to the Mirant Asia-Pacific Loan Facility, plus two percent per annum, until such amount is paid in full.

The payment obligations of Mirant Sweden International AB (publ) under the Mirant Asia-Pacific Loan Facility will be unconditionally guaranteed by Mirant Asia-Pacific Limited and certain of its direct and indirect subsidiaries, referred to as the “subsidiary guarantors,” under a guaranty agreement, which will constitute senior, secured obligations of the subsidiary guarantors. The obligations under the Mirant Asia-Pacific Loan Facility and related guarantees will be secured on a pari passu and pro rata basis by first priority security interests in certain collateral together with any additional permitted secured indebtedness, referred to as “additional parity debt” and certain interest rate hedging arrangements.

Conditions Precedent to the Mirant Asia-Pacific Loan Facility.  The commitment of Credit Suisse, and the availability of the Mirant Asia-Pacific Loan Facility, is and will be subject to conditions precedent, including:

•	the repayment of existing indebtedness of Mirant Sual Corporation and Mirant Pagbilao Corporation (in part with the proceeds of the Mirant Asia-Pacific Loan Facility) of approximately $376 million and $33 million, respectively (Mirant Sual Corporation and Mirant Pagbilao Corporation are indirect subsidiaries of Mirant Asia-Pacific Limited and own and operate a 1,218 MW coal-fired generation facility and a 735 MW coal-fired generation facility, respectively);

•	there not having occurred or become known to Credit Suisse any event, development or circumstance that has had or would reasonably be expected to have a material adverse effect on the financial condition, operations, business, assets, liabilities or operating results of Mirant Asia-Pacific Limited or its subsidiaries, taken as a whole, since December 31, 2005;

•	there not having occurred a material disruption of or material adverse change in conditions in the financial, banking or capital markets (including, without limitation, the international debt finance market for the Republic of the Philippines) following the date of the Commitment Letter that would reasonably be expected to materially impair syndication of the Mirant Asia-Pacific Loan Facility;

•	Credit Suisse not becoming aware after the date of the Commitment Letter of any information or other matter (including any matter relating to financial models and underlying assumptions to the financial projections) affecting Mirant Asia-Pacific Limited, Mirant Sual Corporation or Mirant Pagbilao Corporation, that is inconsistent in a material and adverse manner with any written information provided to Credit Suisse (as supplemented and revised from time to time), prior to July 10, 2006;

•	the execution and delivery of definitive loan documents prior to September 15, 2006, or if such definitive loan documents have not been executed and delivered prior to such date, the absence of a termination notice from any party prior to the execution and delivery of such loan documents;

•	the absence of any continuing default under the definitive loan documents;

•	at the date of signing the Facility Agreement, assuming the incurrence of the debt under the Mirant Asia-Pacific Loan Facility in full, and the repayment in full of the project debt at Mirant Sual Corporation and Mirant Pagbilao Corporation, the “Parity Debt Service Coverage Ratio” is projected to be at least 1.7x for the period commencing on October 1, 2006 through the final maturity date of the Mirant Asia-Pacific Loan Facility;

•	Credit Suisse having received revised consolidated financial projections for Mirant Asia-Pacific Limited and its subsidiaries that, as compared to the draft consolidated financial projections for Mirant Asia-Pacific Limited and its subsidiaries dated July 7, 2006, evidence no material adverse change in, or material adverse effect on, the projected cash flows available to service debt of Mirant Sweden International AB (publ) or Mirant Asia-Pacific Limited and the other guarantors under the Mirant Asia-Pacific Loan Facility, taken as a whole;

•	the accuracy of all representations and warranties made under the Commitment Letter and in the definitive loan documents;

•	the payment in full of all fees, reasonable expenses and other amounts payable by Mirant Asia-Pacific Limited under the Commitment Letter; and

•	the delivery of a drawdown request to Credit Suisse within 30 days from the date of execution of the definitive loan documents.

Optional Prepayments.  Mirant Sweden International AB (publ) will be permitted to make voluntary prepayments on the Mirant Asia-Pacific Loan Facility (subject to agreed minimum requirements), in whole or in part, at any time upon 15 days notice to the facility agent without premium or penalty, other than actual and documented breakage costs, if applicable. The amount specified in any prepayment notice will be due and payable on the date specified in the notice, together with accrued interest to that date.

Mandatory Prepayments.  Mirant Sweden International AB (publ) will be required to prepay the Mirant Asia-Pacific Loan Facility with proceeds received from certain transactions as follows:

•	100% of the net cash proceeds received by Mirant Sweden International AB (publ), Mirant Asia-Pacific Limited or any of the other subsidiary guarantors from insurance and other recovery payments in respect of (i) any property or casualty insurance claim or series of related claims (other than, in each case, any business interruption insurance claim) in excess of $20.0 million that are not committed within 365 days of the loss event to replace insured property or acquire, restore or repair assets useful in its business (Mirant Sweden International AB (publ), Mirant Asia-Pacific Limited or such subsidiary guarantor to use commercially reasonable efforts to cause such repair, restoration or reinvestment to be completed within 24 months); (ii) any seizure, condemnation, confiscation or taking of all or substantially all of the assets of Mirant Sual Investments Corporation, Mirant Sual Corporation or Mirant Pagbilao Corporation by any governmental authority or (iii) a total loss;

•	100% of the net cash proceeds received by Mirant Sweden International AB (publ), Mirant Asia-Pacific Limited or any of the other subsidiary guarantors in respect of the buy-out provisions under the energy conversion agreements of Mirant Sual Corporation and Mirant Pagbilao Corporation;

•	100% of net cash proceeds from certain asset sales by Mirant Sweden International AB (publ), Mirant Asia-Pacific Limited or any of the other subsidiary guarantors that are not committed to reinvestment within 180 days of the asset sale or are not so applied within 18 months thereafter; and

•	50% of the net cash proceeds from the issuance of certain equity by Mirant Sweden International AB (publ), Mirant Asia-Pacific Limited or any of the other subsidiary guarantors.

Mirant Sweden International AB (publ) is required to prepay, without premium or penalty in connection with such prepayment (other than any breakage costs), each lender’s portion of the Mirant Asia-Pacific Loan Facility in full upon a “change of control” (as defined) unless such lender waives such requirement. The sale of our Philippines business pursuant to our recently announced strategic plan will likely constitute a change of control for these purposes.

Representations and Warranties; Covenants; Events of Default.  The terms of the Mirant Asia-Pacific Loan Facility will include customary representations and warranties.

The Mirant Asia-Pacific Loan Facility will contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Mirant Sweden International AB (publ) and the subsidiary guarantors to: (i) incur liens and engage in sale-leaseback transactions; (ii) incur indebtedness, including additional parity debt; (iii) pay dividends and distributions, make payments on subordinated debt, repurchase certain capital stock and make certain other restricted payments; (iv) engage in mergers and acquisitions or dispose of assets; (v) make investments, loans or advances; (vi) terminate or amend organizational documents and certain material contracts; (vii) enter into transactions with affiliates; and (viii) change its fiscal year. The Mirant Asia-Pacific Loan Facility also will contain covenants that require the maintenance of (i) a consolidated leverage ratio at the end of any period of four consecutive fiscal quarters of Mirant Asia-Pacific Limited for which financial statements are available to be no greater than 4.75:1.00; and (ii) a parity debt service coverage ratio at the end of any period of four consecutive fiscal quarters of Mirant Asia-Pacific Limited for which financial statements are available of at least 1.30:1.00, in each case subject to certain pro forma adjustments.

The Mirant Asia-Pacific Loan Facility will contain events of default for certain events of loss or expropriation events, material events affecting the energy conversion agreements of Mirant Sual Corporation and Mirant Pagbilao Corporation or the performance undertakings of the Philippines government, and certain changes in law affecting our ability to transfer funds outside the Philippines that would reasonably be expected to have a material adverse effect. In addition, the Mirant Asia-Pacific Loan Facility will also contain other customary events of default, including, without limitation, payment defaults, material breaches of representations and warranties, covenant defaults, cross-defaults to other indebtedness, material judgments and certain events of bankruptcy or insolvency.

Syndication.  Credit Suisse has the ability to syndicate the Mirant Asia-Pacific Loan Facility, before or after the consummation of the Offer, to a group of lenders, in consultation with us.

10.	Certain Financial Information

Historical Financial Information.  Mirant incorporates by reference the financial statements and notes thereto included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Item 1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data.  The following table sets forth summary data from our consolidated balance sheet at March 31, 2006 and our consolidated statement of operations for the three months ended March 31, 2006, and the fiscal years ended December 31, 2005 and 2004. Year-end financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Data as of and for the quarter ended March 31, 2006, is derived from, and should be read in conjunction with, our unaudited consolidated financial statements and related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such date and operating results for such periods. Historical results are not necessarily indicative of the results of operations to be expected for the future periods, and interim results may not be indicative of results for the remainder of the year.

Balance Sheet Data:	At March 31, 2006
(Unaudited)
(In millions, except per share data)

Total assets	$11,971
Total long-term debt	$4,463
Stockholders’ equity	$4,352
Book value per share	$14.08

	Three Months Ended	Year Ended December 31,
	March 31, 2006	2005	2004
	(Unaudited)
	(Dollars in millions)

Statement of Operations Data:
Operating revenues	$1,303	$4,184	$4,571
Gross margin	$863	$1,754	$1,952
Income (loss) from continuing operations	$467	$(1,284)	$(406)
Income (loss) from discontinued operations	$—	$(7)	$(70)
Cumulative effect of changes accounting principles	$—	$(16)	$—
Net Income (loss)	$467	$(1,307)	$(476)
Earnings (loss) per common share — continuing operations (1)
Basic	$1.56	$(4.28)	$(1.35)
Diluted	$1.51	$(4.28)	$(1.35)
Earnings (loss) per common share — net income (loss) (1)
Basic	$1.56	$(4.36)	$(1.59)
Diluted	$1.51	$(4.36)	$(1.59)

	Three Months Ended	Year Ended December 31,
	March 31, 2006	2005	2004
	(Unaudited)
	(Shares in millions)

Weighted average common shares outstanding (1)
Basic	300	300	300
Diluted	309	300	300
Other Data:
Ratio of earnings to fixed charges	5.20	0.30	—	(2)

(1)	For the fiscal years ended December 31, 2005 and 2004, pro forma earnings per share data is presented rather than historical earnings per share data. The earnings (loss) per share data is calculated by dividing historical net income attributable to common stockholders by the total number of shares of new common stock issued on January 3, 2006 pursuant to our bankruptcy plan of reorganization.

(2)	The ratio of earnings to fixed charges is negative for 2004.

Unaudited Pro Forma Consolidated Financial Data.  The unaudited pro forma consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements. The unaudited pro forma consolidated financial data gives effect to the events described below as if they had occurred at January 1, 2005 in the case of statement of operations data and March 31, 2006 in the case of balance sheet data. The unaudited consolidated balance sheet data at March 31, 2006, unaudited pro forma consolidated statement of operations data for the quarter ended March 31, 2006 and the fiscal year ended December 31, 2005, and the pro forma ratio of earnings to fixed charges for the quarter ended March 31, 2006 and the fiscal year ended December 31, 2005 give effect to the following:

•	the purchase of 43,000,000 shares pursuant to the Offer at the maximum price of $29.00 per share, the incurrence of $700 million in indebtedness pursuant to the Mirant Asia-Pacific Loan Facility and the related repayment of $409 million of existing debt of subsidiaries in the Philippines; and

•	the reclassification to assets held for sale of those businesses for which we are commencing auction processes in July 2006 (together, the planned business dispositions). The planned business dispositions include our businesses in the Philippines and the Caribbean. Assets held for sale represent the net asset value of these planned business dispositions accounted for on an historical cost basis and are not indicative of the fair market value of these planned business dispositions. For additional information about these dispositions, see Section 11.

This information should be read in conjunction with Summary Historical Consolidated Financial Data, above, and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

The following unaudited pro forma consolidated financial data is not necessarily indicative of our financial position or results of operations that actually would have been attained had the purchase of shares pursuant to the Offer (and related transactions) been completed, or the reclassification of assets been made, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future.

We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing stockholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

The pro forma amounts have been calculated assuming that we complete the Offer for 43,000,000 shares at the maximum price of $29.00 per share. The pro forma earnings per share and book value per share may change materially if significantly fewer shares are purchased pursuant to the Offer or if the shares are purchased at a price less than the maximum price of $29.00 per share.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DATA

	At March 31, 2006
				Business
	Historical	The Offer		Dispositions(4)	Pro forma
		(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$1,730	$(1,016	)(1)	$(537)	$177
Funds on deposit	617	(37	)(1)	(49)	531
Receivables, net	638	—		(284)	354
Price risk management assets	609	—		—	609
Inventories	411	—		(92)	319
Prepaid expenses	200	—		(12)	188
Investment in securities available for sale	55	—		—	55
Assets held for sale	11	—		3,883	3,894
Other	26	—		—	26

Total current assets	4,297	(1,053)		2,909	6,153

Property, Plant and Equipment, net	6,105	—		(2,228)	3,877

Noncurrent Assets:
Intangible assets, net	286	—		(13)	273
Investments	229	—		(229)	—
Price risk management assets	127	—		—	127
Funds on deposit	168	—		(163)	5
Deferred income taxes	389	—		(195)	194
Other	370	—		(81)	289

Total noncurrent assets	1,569	—		(681)	888

Total assets	$11,971	$(1,053)		$—	$10,918

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$31	$—		$(31)	$—
Current portion of long-term debt	318	(10	)(2)	(297)	11
Claims payable and estimated claims accrual	167	—		—	167
Accounts payable and accrued liabilities	551	(30	)(1)	(174)	347
Price risk management liabilities	589	—		—	589
Liabilities held for sale	—	—		1,959	1,959
Accrued taxes and other	477	(64)		(44)	369

Total current liabilities	2,133	(104)		1,413	3,442

Noncurrent Liabilities:
Long-term debt	4,145	301	(2)	(781)	3,665
Price risk management liabilities	433	—		—	433
Deferred income taxes	251	—		(251)	—
Asset retirement obligations	34	—		—	34
Deferred revenue	156	—		(153)	3
Other	304	—		(83)	221

Total noncurrent liabilities	5,323	301		(1,268)	4,356

Liabilities Subject to Compromise	18	—		—	18
Minority Interest in Subsidiary Companies	145	—		(145)	—
Commitments and Contingencies
Stockholders’ Equity:
Common stock	3	—		—	3
Additional paid-in capital	11,300	—		—	11,300
Accumulated deficit	(6,995)	—		—	(6,995)
Accumulated other comprehensive income	44	—		—	44
Treasury stock, at cost	—	(1,250	)(3)	—	(1,250)

Total stockholders’ equity	4,352	(1,250)		—	3,102

Total liabilities and stockholders’ equity	$11,971	$(1,053)		$—	$10,918

Book Value per Share (5)	$14.08				$11.66

See the accompanying notes to the unaudited pro forma consolidated financial data, which are an integral part of this data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Three Months
	Ended March 31, 2006
			Business
	Historical	The Offer	Dispositions(4)	Pro forma
	(In millions, except per share data)

Operating Revenues:
Generation	$1,113	$—	$(120)	$993
Integrated utilities and distribution	190	—	(190)	—

Total operating revenues	1,303	—	(310)	993
Cost of fuel, electricity and other products	440	—	(111)	329

Gross Margin	863	—	(199)	664

Operating Expenses:
Operations and maintenance	239	—	(59)	180
Depreciation and amortization	75	—	(31)	44
Gain on sales of assets, net	(40)	—	—	(40)

Total operating expenses	274	—	(90)	184

Operating Income	589	—	(109)	480

Other Expense (Income), net:
Interest expense	101	8 (6)	(28)	81
Equity in income of affiliates	(9)	—	9	—
Impairment losses on minority owned affiliates	7	—	(7)	—
Interest income	(25)	15 (7)	10	—
Other, net	(3)	—	3	—

Total other expense, net	71	23	(13)	81

Income From Continuing Operations Before Reorganization Items, Income Taxes and Minority Interest	518	(23)	(96)	399
Reorganization items, net	—	—	—	—
Provision (benefit) for income taxes	47	(10)	(36)	1
Minority interest	4	—	(4)	—

Income From Continuing Operations	$467	$(13)	$(56)	$398

Basic earnings per share from continuing operations	$1.56			$1.55

Diluted earnings per share from continuing operations	$1.51			$1.50

Average shares outstanding	300			257	(8)
Effect of dilutive securities	9			9

Average shares outstanding assuming dilution	309			266

Ratio of earnings to fixed charges	5.20			4.87

See the accompanying notes to the unaudited pro forma consolidated financial data, which are an integral part of this data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA

	For the Year Ended
	December 31, 2005
			Business
	Historical	The Offer	Dispositions(4)	Pro forma
	(In millions, except per share data)

Operating Revenues:
Generation	$3,447	$—	$(484)	$2,963
Integrated utilities and distribution	737	—	(737)	—

Total operating revenues	4,184	—	(1,221)	2,963
Cost of fuel, electricity and other products	2,430	—	(438)	1,992

Gross Margin	1,754	—	(783)	971

Operating Expenses:
Operations and maintenance	988	—	(268)	720
Depreciation and amortization	307	—	(122)	185
Other impairment and restructuring charges	23	—	—	23
Loss on sales of assets, net	18	—	1	19

Total operating expenses	1,336	—	(389)	947

Operating Income	418	—	(394)	24

Other Expense (Income), net:
Interest expense	1,511	31 (6)	(102)	1,440
Gain on sales of investments, net	(45)	—	—	(45)
Equity in income of affiliates	(33)	—	33	—
Impairment losses on minority owned affiliates	23	—	(23)	—
Interest income	(31)	21 (7)	24	14
Other, net	59	—	4	63

Total other expense, net	1,484	52	(64)	1,472

Loss From Continuing Operations Before Reorganization Items, Income Taxes and Minority Interest	(1,066)	(52)	(330)	(1,448)
Reorganization items, net	72	—	—	72
Provision (benefit) for income taxes	123	(13)	(124)	(14)
Minority interest	23	—	(23)	—

Loss From Continuing Operations	$(1,284)	$(39)	$(183)	$(1,506)

Basic earnings (loss) per share from continuing operations	$(4.28)			$(5.86)

Diluted earnings (loss) per share from continuing operations	$(4.28)			$(5.86)

Average shares outstanding	300			257 (8)
Effect of dilutive securities	9			9

Average shares outstanding assuming dilution	309			266

Ratio of earnings to fixed charges	0.30			.02

See the accompanying notes to the unaudited pro forma consolidated financial data, which are an integral part of this data.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The foregoing unaudited pro forma consolidated financial data assumes that 43,000,000 shares are purchased at the maximum purchase price of $29.00 per share. The table below summarizes the impact on cash, stockholders’ equity, book value per share, and diluted earnings per share of each 1,000,000 share decrease in the number of shares purchased at the minimum purchase price, midpoint of the price range, and maximum purchase price.

Impact of Each 1,000,000 Share Decrease in Number of Shares Purchased
	Purchase Price of Shares
	in the Offer
	$25.75	$27.38	$29.00

Cash and stockholders’ equity as of March 31, 2006 (in millions)	$26	$27	$29

Book value per share as of March 31, 2006	$.05	$.06	$.06

Diluted EPS for the quarter ended March 31, 2006	$(.01)	$(.01)	$(.01)

1.	Net adjustments to cash of $1,016 million assumes the use of $1,250 million of cash for share repurchases pursuant to the Offer and a source of cash of $234 million related to the Mirant Asia-Pacific Loan Facility. The $1,250 million includes $3 million of estimated expenses associated with the Offer. The $234 million represents the amount that will be available under the $700 million Mirant Asia-Pacific Loan Facility after the repayment of $409 million of existing debt of Philippines subsidiaries, and the related transaction costs of $30 million, withholding taxes of $64 million and changes in funds on deposit of $37 million.

2.	Adjustments to current portion of long-term debt and long-term debt reflect proceeds of $700 million from the Mirant Asia-Pacific Loan Facility and the repayment of $409 million of existing debt of Philippines subsidiaries.

3.	The decrease in stockholders’ equity assumes $1,250 million for share repurchases pursuant to the Offer. The number of shares to be repurchased is assumed to be 43,000,000 at the maximum purchase price of $29.00 per share. If the right to purchase an additional 2% of outstanding shares is exercised, this would result in an additional decrease in stockholders’ equity and cash of $155 million at the minimum purchase price of $25.75 and $174 million at the maximum purchase price of $29.00.

4.	Mirant is commencing auction processes to sell its businesses in the Philippines and the Caribbean. For the unaudited pro forma consolidated balance sheet, the assets and liabilities of these subsidiaries have been reclassified to assets held for sale. For the pro forma consolidated statement of operations data, the financial results of these subsidiaries have been treated as discontinued operations.

The businesses assumed to be disposed of in the unaudited pro forma consolidated financial data are as follows.

•	Mirant’s Philippine operating segment, which primarily consists of ownership interest in three generating facilities: Sual, Pagbilao and Ilijan. Our net ownership interest in these three generating facilities to be sold is 2,203 MW.

•	Mirant’s Caribbean operating segment, which consists of net ownership interest of 1,050 MW. This ownership includes controlling interests in two vertically integrated utilities: an 80% interest in Jamaica Public Service Company Limited and a 55% interest in Grand Bahamas Power Company. Mirant also owns a 39% interest in the Power Generation Company of Trinidad and Tobago (PowerGen), and a 25.5% interest in Curacao Utilities Company.

5.	Book value per share is calculated by dividing the average common shares outstanding, assuming dilution, into total stockholders’ equity.

6.	Interest expense has been adjusted for each period to reflect the increase in debt of $291 million as of the beginning of each period and to reflect the difference in the expected interest rate for the $700 million

Mirant Asia-Pacific Loan Facility and the interest rate of the existing $409 million of indebtedness to be repaid.

7.	Interest income has been adjusted for each period to reflect the impact of assumed lower cash of $1,016 million as of the beginning of each period.

8.	Weighted average common shares outstanding were adjusted assuming that we purchase 43,000,000 shares in the Offer.

11.	Certain Information Concerning the Company

Mirant is an international energy company whose revenues are primarily generated through the production of electricity in the United States, the Philippines and the Caribbean. We own or lease approximately 17,300 MW of electric generating capacity.

Mirant was incorporated in Delaware on September 23, 2005 and is the successor to a corporation of the same name that was formed in Delaware on April 3, 1993. This succession occurred by virtue of the transfer of substantially all of old Mirant’s assets to new Mirant in conjunction with old Mirant’s emergence from bankruptcy protection on January 3, 2006. Old Mirant was then renamed and transferred to a trust, which is not affiliated with new Mirant. New Mirant serves as the corporate parent of the business enterprise and, pursuant to the Plan of Reorganization that was approved in conjunction with Mirant’s emergence from bankruptcy, has no successor liability for any unassumed obligations of old Mirant.

We have historically managed our business through three principal operating segments: United States, Philippines and Caribbean. Our United States segment consists of the ownership, long-term lease and operation of power generation facilities and energy trading and marketing operations. The Philippine segment includes ownership, long-term lease or similar interests in power generating facilities. The Caribbean segment includes power generation businesses in Curacao and Trinidad and Tobago, and integrated utilities in the Bahamas and Jamaica.

On July 11, 2006, we announced a strategic plan to enhance stockholder value, pursuant to which the Company will (1) seek to repurchase up to $1.25 billion of its common stock pursuant to the Offer, and (2) commence auction processes to sell the Company’s Philippines and Caribbean businesses. See Section 2.

Availability of Reports and Other Information.  We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning directors and executive officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below (other than any portions of the respective filings that were furnished to, rather than filed with, the SEC under applicable SEC rules), including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC. These documents contain important information about us.

Our SEC Filings	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2005; filed on March 14, 2006
Quarterly Report on Form 10-Q	Quarter ended March 31, 2006; filed on May 10, 2006
Current Reports on Form 8-K	Filed on January 3, January 4, January 12, January 18, January 26, February 24, May 31, 2006 and July 11, 2006
All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date hereof	After the date of the Offer and prior to the Expiration Time

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s website at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these filings at no cost, by writing us at: Corporate Secretary, Mirant Corporation, 1155 Perimeter Center West, Atlanta, Georgia 30338. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our website at www.mirant.com. Information on our website does not form a part of the Offer.

12.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of June 30, 2006, there were 300,023,413 shares of our common stock outstanding. The 43,000,000 shares we are offering to purchase under the Offer represent approximately 14% of the total number of outstanding shares as of June 30, 2006.

As of June 30, 2006, our directors and executive officers as a group (15 persons) beneficially owned an aggregate of 417,074 shares, representing less than one percent of the total number of outstanding shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.

The following table sets forth, as of June 30, 2006, the aggregate number and percentage of shares of our common stock that were beneficially owned by our directors, executive officers and each person who owns (to our knowledge and based on Schedules 13G and 13D filed with the SEC) 5% or more of our outstanding shares. Assuming we purchase 43,000,000 shares in the Offer and no director or executive officer tenders any shares in the Offer, our executive officers and directors as a group will continue to own less than one percent of our outstanding shares. We do not know of any person who beneficially owns more than 5% of our common stock.

The address of each person listed is c/o Corporate Secretary at Mirant Corporation, 1155 Perimeter Center West, Atlanta, GA 30338.

	Prior to the Offer				After the Offer
	Number of		Percentage of		Number of		Percentage of
	Common Shares		Common Shares	Shares Expected	Common Shares		Common Shares
	Beneficially		Beneficially	to be Tendered	Beneficially		Beneficially
	Owned(1)		Owned(2)	in the Offer	Owned(1)		Owned(3)

Thomas W. Cason	1,000		*	0	1,000		*
A. D. Correll	100		*	0	100		*
Terry G. Dallas	2,000		*	0	2,000		*
Thomas H. Johnson	0		*	0	0		*
John T. Miller	2,069		*	0	2,069		*
Edward R. Muller	201,261	(4)	*	0	201,261	(4)	*
Robert C. Murray	1,000		*	0	1,000		*
John M. Quain	0		*	0	0		*
William L. Thacker	0		*	0	0		*
Robert M. Edgell	63,732	(4)	*	0	63,732	(4)	*
James V. Iaco, Jr.	60,378	(4)	*	0	60,378	(4)	*
Thomas E. Legro	13,417	(4)	*	0	13,417	(4)	*
Jose P. Leviste	0		*	0	0		*
S. Linn Williams	53,669	(4)	*	0	53,669	(4)	*
William P. von Blasingame	18,448	(4)	*	0	18,448	(4)	*
Directors and Executive Officers as a Group (15 people)	417,074		*	0	417,074		*

*	Less than 1%

(1)	Indicates shares of Mirant common stock beneficially owned. “Beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or sole or shared investment power with respect to a security, or any combination thereof, and the right to acquire such power with respect to a security within 60 days.

(2)	Calculated based on 300,023,413 shares outstanding as of June 30, 2006.

(3)	Calculated based on 257,023,413 shares expected to be outstanding following the Offer, assuming that 43,000,000 shares are purchased in the Offer.

(4)	Consists solely of shares of Mirant common stock issuable with respect to options exercisable within 60 days of June 30, 2006.

Short-Term Incentive.  The short-term incentive program is a performance-based, goal-driven plan that gives participants the opportunity to earn annual cash bonuses relative to their specific target bonus, as a percentage of base salary.

For 2005 the Compensation Committee established annual bonus targets based on two corporate performance measures in line with the Company’s business plan. The two corporate goals applicable to all bonus-eligible U.S. employees were: (1) Mirant’s earnings before interest, taxes, depreciation and amortization (EBITDA), and (2) Mirant’s cash flow from operations for the year less capital expenditures. These measures were the primary determinants of each employee’s total bonus opportunity. Performance targets associated with a range of bonus payouts were established for each goal. Additionally, environmental, safety and health performance was to be considered. These goals and targets were established to focus management on the business metrics considered critical to Mirant’s success. Individual performance was the secondary factor in determining the amount of each individual’s bonus opportunity.

The target annual incentives are set at the median level of competitive rates. When combined with base salary, executives are positioned to earn approximately the median total cash compensation when compared to the competitive market. The maximum payout of the short-term incentive plan is two times the individual target award and is intended to reward what is considered exceptional performance. In a year when performance warrants a short-term incentive payout greater than target, the executive’s cash compensation will be above market median and may be closer to the 60th to 75th percentile. In 2005 the percentage of an employee’s target bonus that was based on the corporate performance increased with his or her level in the corporation. At the senior executive level, more than 80% of an individual’s bonus is based on corporate performance. In addition to the corporate goals, each employee’s target bonus has a portion based on his or her individual goals.

Based on the above goals, the Compensation Committee evaluated Mirant’s performance for 2005. The Chief Executive Officer and the Compensation Committee evaluated Mirant’s performance against the previously stated corporate goals, and management recommended, and the Committee approved, a corporate bonus payout for employees of 68% of target under the predefined plan.

Omnibus Incentive Plan.  The Mirant Corporation omnibus incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards, other stock-based awards, covered employee annual incentive awards and nonemployee director awards. All Mirant employees and directors are eligible to participate in the omnibus incentive plan. Incentive stock options may be granted only to employees. The Compensation Committee of Mirant’s Board of Directors is responsible for administering the omnibus incentive plan and has full and exclusive discretionary power to interpret the terms and the intent of the omnibus incentive plan and any award agreement thereunder. Such authority includes selecting award recipients, establishing all award terms and conditions, and adopting modifications and amendments to the omnibus incentive plan or any award agreement. A total of 18,575,851 shares of Mirant Corporation common stock are available for issuance to participants under the omnibus incentive plan. Prior to 2006, no long-term incentives had been granted to employees since March 2003. In January 2006, Mirant reintroduced this competitive component of pay.

Mirant utilized stock options and restricted stock in its 2006 long-term incentive grant. In determining to use such vehicles, the Company weighed the performance-related attributes and the perceived value of such grants relative to the compensation expense. In determining the eligibility for and size of grants, the Company determined to use the 50th percentile market equivalent economic value for employees where long-term incentives are a prevalent component of pay. In addition, in conjunction with the Company’s emergence from bankruptcy, a small group of executives and other employees received a long-term incentive grant that was in excess of the market-equivalent. This increased grant was intended to further align the compensation of these individuals with stockholders, in addition to motivating and rewarding long-term performance.

Stock options and restricted stock were granted to eligible employees and delivered on two separate dates, one 10 days after emergence from bankruptcy and the other 45 days after emergence from bankruptcy. The grant, in total, comprises the 2006 long-term incentive grant, and the timing was intended to help mitigate the impact of any potential volatility of the newly traded stock.

Options were granted at fair market value. Both options and restricted stock vest 33 1/3% ratably over three years unless otherwise stipulated in an employment agreement. The majority of the 2006 long-term incentive grants for newly hired executives vest 25% at 6, 12, 24 and 36 months. However, for these recently hired executives, all restricted stock units are deferred until termination.

As a result of these long-term incentive grants, approximately 3,150,000 shares (less than 1% of our common shares outstanding) were issued to approximately 265 employees.

Directors’ Compensation: 2006 Non-Employee Directors Compensation Plan. On May 8, 2006, the Company’s Compensation Committee adopted the Mirant Corporation 2006 Non-Employee Directors Compensation Plan. The 2006 Non-Employee Directors Compensation Plan is effective as of January 3, 2006, and provides for compensation of non-employee directors of Mirant Corporation as follows:

•	Annual retainer: $60,000 per year, which may be paid, at the election of the director, in cash or deferred stock or a combination thereof

•	Equity Compensation:

•	$75,000 per year, payable 1/3 in restricted stock and 2/3 in stock options

•	$25,000 in first year of the 2006 Non-Employee Directors Compensation Plan, payable in restricted stock or restricted stock units

•	Supplemental retainer for Audit Committee Chair: $20,000 per year

•	Supplemental retainer for Compensation and Nominating and Governance Committee Chairs: $10,000 per year

•	Supplemental retainer for lead independent director: $20,000 per year

•	Meeting fees: $1500 for each Board or Committee meeting

Benefits.  In addition to Mirant’s Savings Plan (a 401(k) and profit sharing plan that covers eligible U.S. employees), the senior executives also participate in a non-qualified supplemental benefit plan. The plan is considered market-competitive and is intended to compensate for the Internal Revenue Service limitations of salary in the qualified 401(k) plan. A non-qualified deferred compensation plan is available to senior executives for deferrals of base and short-term incentive compensation.

Perquisites.  Mirant provides a perquisite allowance to the Chief Executive Officer and certain other officers. The allowance is intended to be used by these officers to pay for tax or financial/estate planning. At the highest level, it might also include an amount for membership in a business club. The amounts range from $9,000 to $21,000 per annum and are fully taxable to the officers.

General.  Except as otherwise described in this Offer to Purchase, the Issuer Tender Offer Statement on Schedule TO or as described in its most recent proxy statement, neither Mirant nor, to the best of Mirant’s knowledge, any of its affiliates, directors or executive offers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of Mirant, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Employment Agreements

Mirant has entered into employment agreements with certain of its executive officers. The compensation provided for in each employment agreement is discussed below. Amounts are paid immediately if the employee dies, becomes disabled, or is terminated without cause. The Board has sole responsibility for administering these agreements.

Robert M. Edgell Employment Agreement.  On January 3, 2006, Mirant entered into an employment agreement with Robert M. Edgell, related to Mr. Edgell’s employment as Executive Vice President and U.S. Region Head of Mirant. The term of the agreement is from January 3, 2006 through January 3, 2009, with automatic successive one-year renewals on the same terms and conditions unless either party provides the other party with 90 days prior notice of its election not to renew. Under the agreement, Mr. Edgell’s annual base salary is $500,000. In addition, he will be eligible to earn an annual bonus under Mirant’s short term incentive program. Mr. Edgell’s target bonus percentage is 65% of his base salary at the annual rate in effect at the start of the fiscal year). This is referred to as the “target bonus.” The maximum annual bonus will be an amount equal to 130% of Mr. Edgell’s base salary at the annual rate in effect at the start of the fiscal year. The agreement provided for Mr. Edgell to receive a combination of restricted stock units that are to be settled in common stock and options to purchase common stock with an aggregate economic value of $3.8 million, with $1.9 million of such grant made ten days following Mirant’s emergence from bankruptcy protection and the remaining $1.9 million made 45 days following Mirant’s emergence from bankruptcy protection.

Beginning with fiscal year 2007 and for each fiscal year thereafter, Mr. Edgell will be eligible to receive additional equity-based compensation under Mirant’s long-term incentive plan as in effect at the time of such award. In the event of Mr. Edgell’s termination by Mirant without cause (as defined in the agreement), by reason of the failure of Mirant to offer to renew the agreement on terms that are based on competitive practices for companies of comparable size and standing in the same industry or by Mr. Edgell for good reason (as defined in the agreement), Mr. Edgell shall receive an amount equal to 1.5 times his base salary plus 1.5 times his target bonus; provided that if such termination of employment occurs during the period beginning six months before and ending two years following a change of control (as defined in the agreement), the applicable multiplier shall be 3 and Mr. Edgell’s actual annual bonus for the year preceding the change of control shall be used if it is higher than his target bonus.

Edward R. Muller Employment Agreement.  Effective September 30, 2005, Mirant entered into an employment agreement with Mr. Muller. This agreement provides for compensation and benefits during the three-year term of the agreement, with automatic successive one-year renewals. Under the terms of the agreement, Mr. Muller’s base salary is $1 million per year, and the Board evaluates Mr. Muller’s compensation annually. In addition, Mr. Muller’s target bonus level during the term of his employment will be no less than 100% of base salary with a maximum of two times the target. Upon emergence from Chapter 11, Mr. Muller received a long-term incentive grant with an aggregate economic value of $12 million which was granted as a combination of stock options and restricted stock. Beginning with fiscal year 2007 and for each year thereafter, Mr. Muller is eligible to receive additional equity-based compensation under Mirant’s long- term incentive plan in effect at the time of such award.

In the event Mr. Muller is terminated by Mirant without cause (as defined in the Agreement), he will receive two times his base salary plus two times his target bonus. If he is terminated in conjunction with a change of control, Mr. Muller will receive three times his base salary plus three times his target bonus or his actual annual bonus for the year preceding a change in control, if higher than target.

James V. Iaco Employment Agreement.  On November 3, 2005, Mirant and James V. Iaco entered into an employment agreement related to Mr. Iaco’s employment as Executive Vice President and Chief Financial Officer of Mirant. The term of the agreement is from November 7, 2005 through November 7, 2008, with automatic successive one-year renewals on the same terms and conditions unless either party provides the other party with 90 days prior notice of its election not to renew. Under the agreement, Mr. Iaco’s annual base salary is $450,000. In addition, he will be eligible to earn an annual bonus under Mirant’s short term incentive program. Mr. Iaco’s target bonus percentage is 65% of his base salary (at the annual rate in effect at the start of the fiscal year). This is referred to as the “target bonus.” The maximum annual bonus will be an amount equal to 130% of Mr. Iaco’s base salary at the annual rate in effect at the start of the fiscal year. The agreement provided for Mr. Iaco to receive a combination of restricted stock units that are to be settled in common stock and options to purchase common stock with an aggregate economic value of $3.6 million, with $1.8 million of such grant made ten days following Mirant’s emergence from bankruptcy protection and the remaining $1.8 million made 45 days following Mirant’s emergence from bankruptcy protection.

Beginning with fiscal year 2007 and for each fiscal year thereafter, Mr. Iaco will be eligible to receive additional equity-based compensation under Mirant’s long-term incentive plan as in effect at the time of such award. In the event of Mr. Iaco’s termination by Mirant without cause (as defined in the agreement), by reason of the failure of Mirant to offer to renew the agreement on terms that are based on competitive practices for companies of comparable size and standing in the same industry or by Mr. Iaco for good reason (as defined in the agreement), Mr. Iaco shall receive an amount equal to 1.5 times his base salary plus 1.5 times his target bonus; provided that if such termination of employment occurs during the period beginning six months before and ending two years following a change of control (as defined in the agreement), the applicable multiplier shall be 3 and Mr. Iaco’s actual annual bonus for the year preceding the change of control shall be used if it is higher than his target bonus.

S. Linn Williams Employment Agreement.  On November 3, 2005, Mirant and S. Linn Williams entered into an employment agreement related to Mr. Williams’s employment as Executive Vice President and General Counsel of Mirant. The term of the agreement is from November 7, 2005 through November 7, 2008, with automatic successive one-year renewals on the same terms and conditions unless either party provides the other party with 90 days prior notice of its election not to renew. Under the agreement, Mr. Williams’s annual base salary is $450,000. In addition, he will be eligible to earn an annual bonus under Mirant’s short term incentive program. Mr. Williams’s target bonus percentage is 65% of his base salary (at the annual rate in effect at the start of the fiscal year). This is referred to as the “target bonus.” The maximum annual bonus will be an amount equal to 130% of Mr. Williams’s base salary at the annual rate in effect at the start of the fiscal year. The agreement provided for Mr. Williams to receive a combination of restricted stock units that are to be settled in common stock and options to purchase common stock with an aggregate economic value of $3.2 million, with $1.6 million of such grant made ten days following Mirant’s emergence from bankruptcy protection and the remaining $1.6 million made 45 days following Mirant’s emergence from bankruptcy protection.

Beginning with fiscal year 2007 and for each fiscal year thereafter, Mr. Williams will be eligible to receive additional equity-based compensation under Mirant’s long-term incentive plan as in effect at the time of such award. In the event of Mr. Williams’s termination by Mirant without cause (as defined in the agreement), by reason of the failure of Mirant to offer to renew the agreement on terms that are based on competitive practices for companies of comparable size and standing in the same industry or by Mr. Williams for good reason (as defined in the agreement), Mr. Williams shall receive an amount equal to 1.5 times his base salary plus 1.5 times his target bonus; provided that if such termination of employment occurs during the period beginning six months before and ending two years following a change of control (as defined in the agreement), the applicable multiplier shall be 3 and Mr. Williams’s actual annual bonus for the year preceding the change of control shall be used if it is higher than his target bonus.

William von Blasingame Employment Agreement.  On November 28, 2005, Mirant and William von Blasingame entered into an employment agreement related to Mr. von Blasingame’s employment as Senior Vice President and General Manager — Caribbean of Mirant. The term of the agreement is from November 28, 2005 through November 28, 2008, with automatic successive one-year renewals on the same terms and conditions unless either party provides the other party with 90 days prior notice of its election not to renew. Under the agreement, Mr. von Blasingame’s annual base salary is $285,000. In addition, he will be eligible to earn an annual bonus under Mirant’s short term incentive program. Mr. von Blasingame’s target bonus percentage is 50% of his base salary (at the annual rate in effect at the start of the fiscal year). This is referred to as the “target bonus.” The maximum annual bonus will be an amount equal to 100% of Mr. von Blasingame’s base salary at the annual rate in effect at the start of the fiscal year. The agreement provided for Mr. von Blasingame to receive a combination of restricted stock units that are to be settled in common stock and options to purchase common stock with an aggregate economic value of $1.1 million, with $550,000 of such grant made ten days following Mirant’s emergence from bankruptcy protection and the remaining $550,000 made 45 days following Mirant’s emergence from bankruptcy protection.

Beginning with fiscal year 2007 and for each fiscal year thereafter, Mr. von Blasingame will be eligible to receive additional equity-based compensation under Mirant’s long-term incentive plan as in effect at the time of such award. In the event of Mr. von Blasingame’s termination by Mirant without cause (as defined in the agreement), by reason of the failure of Mirant to offer to renew the agreement on terms that are based on competitive practices for companies of comparable size and standing in the same industry or by Mr. von Blasingame for good reason (as defined in the agreement), Mr. von Blasingame shall receive an amount equal to 1 times his base salary plus 1 times his target bonus; provided that if such termination of employment occurs during the period beginning six months before and ending two years following a change of control (as defined in the agreement), the applicable multiplier shall be 3 and Mr. von Blasingame’s actual annual bonus for the year preceding the change of control shall be used if it is higher than his target bonus.

Change In Control Arrangements

Mr. Muller has a change in control arrangement as part of his employment contract, the terms of which are described above under “— Edward R. Muller Employment Agreement.”

Recent Securities Transactions

Based on our records and to the best of our knowledge, except as set forth in this document, no transactions in our common stock have been effected in the past 60 days by us or our executive officers, directors, affiliates or subsidiaries.

13.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of stockholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the NYSE. The Offer is conditioned upon our determination that the consummation of the Offer and the purchase of shares will not cause the shares to be delisted from the NYSE. See Section 7.

Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares under the Offer pursuant to the terms of the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

14.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the Offer to accept for payment and pay for shares is subject to conditions. See Section 7.

15.	Material United States Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences of the Offer as of the date hereof to U.S. Holders and Non-U.S. Holders (each as defined below). The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under United States federal income tax laws (such as financial institutions, broker-dealers, insurance companies, cooperatives, expatriates, tax-exempt organizations, regulated investment companies or real estate investment trusts, traders in securities who elect to apply a mark-to-market method of accounting, persons that have a functional currency other than the U.S. dollar, persons that acquired their common stock through the exercise of an employee stock option or otherwise as compensation, or persons that are, or hold their common stock through, partnerships or other pass-through entities), or to persons who hold common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences or any tax consequences other than United States federal income tax consequences. This summary deals only with persons who hold common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein.

As used herein, a “U.S. Holder” means a beneficial owner of shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for these purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes). If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding shares and each partner in such partnership should consult its own tax advisor about the United States federal income tax consequences of a sale of shares for cash pursuant to the Offer.

Each stockholder is urged to consult its own tax advisor as to the particular U.S. federal income tax consequences to such stockholder of tendering shares pursuant to the Offer and the applicability and effect of any state, local or non-U.S. tax laws and other tax consequences with respect to the Offer.

IRS Circular 230 Notice: to ensure compliance with Treasury Department Circular 230, you are hereby notified that: (a) any federal tax advice contained herein is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) the advice is written in connection with the promotion or marketing of the transaction or the matters addressed herein; and (c) the taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

United States Federal Income Tax Treatment of U.S. Holders

Characterization of Sale of Shares Pursuant to the Offer.  The sale of shares by a stockholder for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes (and likely will be a taxable transaction for state and other income tax purposes). The United States federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder’s particular facts and circumstances. Under Section 302 of the Code, the sale of shares by a stockholder for cash pursuant to the Offer will be treated as a “sale or exchange” of shares for United States federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).

The receipt of cash by a U.S. Holder will be a “complete termination” if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the Offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned by the U.S. Holder immediately after the Offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution are particularly urged to consult their own tax advisors regarding the requirements, mechanics and desirability of such a waiver.

The receipt of cash by a U.S. Holder will be “substantially disproportionate” if the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately following the sale of shares pursuant to the Offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the U.S. Holder immediately before the sale of shares pursuant to the Offer.

Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of shares pursuant to the Offer results in a “meaningful reduction” in the U.S. Holder’s interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the proportionate interest of a small minority stockholder in a publicly and widely held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. A U.S. Holder must take into account not only the shares that are actually owned by the U.S. Holder, but also shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as shares the U.S. Holder has an option to purchase.

Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender of shares by a U.S. Holder pursuant to the Offer will meet any of the Section 302 Tests. See Section 6 for information regarding an option to make a conditional tender of a minimum number of shares. U.S. Holders are urged to consult their own tax advisors regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

U.S. Holders are urged to consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the Offer.

Sale or Exchange Treatment.  If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the U.S. Holder and such holder’s tax basis in the shares sold pursuant to the Offer. Generally, a U.S. Holder’s tax basis in the shares will be equal to the cost of the shares to the U.S. Holder. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to Offer. Certain individual and other non-corporate U.S. Holders are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain (maximum rate of 15%). A U.S. Holder’s ability to deduct capital losses is subject to limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) that we purchase from the U.S. Holder pursuant to the Offer.

Distribution Treatment.  If none of the Section 302 Tests is satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s shares in an amount equal to the cash received by such holder pursuant to the Offer. The distribution would be treated as a dividend to the extent that we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be taxed in its entirety as ordinary income without a reduction for the U.S. Holder’s tax basis of the shares exchanged, and the tax basis of such exchanged shares would be added to the tax basis of the U.S. Holder’s remaining shares, if any. The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of the U.S. Holder’s tax basis in the shares (with a corresponding reduction in such U.S. Holder’s tax basis until reduced to zero), and then as gain from the sale or exchange of the shares. In a recent announcement, the IRS has stated that it is studying whether the basis reduction in such a case should be limited to the basis of the shares redeemed, or whether the basis of both the retained and redeemed shares should be reduced to zero before gain is recognized.

If a sale of shares for cash pursuant to the Offer by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividends received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the ownership and disposition of their shares. Provided that minimum holding period requirements are met, and subject to certain limitations for hedged positions, dividend income with respect to non-corporate U.S. Holders (including individuals) is eligible for U.S. federal income taxation at a maximum rate of 15%.

It is uncertain whether we have any accumulated earnings and profits or will have current earnings and profits in the taxable year in which shares are acquired pursuant to the Offer. Accordingly, it is uncertain whether any portion of the amount we pay to a tendering U.S. Holder in the Offer will be treated as a dividend for U.S. federal income tax purposes, even if the U.S. Holder does not satisfy any of the Section 302 Tests.

United States Federal Income Tax Treatment of Non-U.S. Holders

Withholding.  See Section 3 with respect to the application of United States federal income tax withholding to payments made to Non-U.S. Holders pursuant to the Offer.

Sale or Exchange Treatment.  Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the Offer generally will not be subject to United States federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “United States Federal Income Tax Treatment of U.S. Holders” unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of gain realized by a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the shares constitute a U.S. real property interest and the Non-U.S. Holder held, actually or constructively, at any time during the five-year period preceding the disposition of shares pursuant to the Offer, more than 5% of our shares. Our shares will constitute a U.S. real property interest with respect to a Non-U.S. Holder if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Holder held shares or (ii) the five-year period ending on the date the Non-U.S. Holder sells shares pursuant to the Offer. We do not believe that we have been a United States real property holding corporation at any time during the last five years.

Distribution Treatment.  If the Non-U.S. Holder does not satisfy any of the Section 302 Tests explained above, the full amount received by the Non-U.S. Holder with respect to the sale of shares to us pursuant to the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital, or gain from the sale of shares will be determined in the manner described above under “United States Federal Income Tax Treatment of U.S. Holders.” To the extent amounts received by a Non-U.S. Holder are treated as dividends, such dividends generally will be subject to U.S. federal withholding at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty and we have received proper certification. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty. The withholding agent will withhold at a 30% rate on the gross proceeds of the Offer paid to a Non-U.S. Holder, unless the Non-U.S. Holder provides the withholding agent with (i) an IRS Form W-8 ECI (or suitable substitute form), claiming that the Offer proceeds are effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder or (ii) an IRS Form W-8BEN (or a suitable substitute form) establishing that a reduced rate of withholding is available under an applicable income tax treaty.

A Non-U.S. Holder may be eligible to obtain a refund or credit of all or a portion of any U.S. federal tax withheld if the Non-U.S. Holder meets any of the three Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” with respect to the sale of shares pursuant to the Offer, or is able to establish that no tax or a reduced amount of tax is due, in either case, provided that an appropriate claim is timely filed with the IRS. Amounts treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if provided in an applicable income tax treaty, that are attributable to a U.S. permanent establishment) are not subject to United States federal withholding tax but instead are subject to United States federal income tax in the manner applicable to U.S. Holders, as described above. In that case, we will not have to deduct U.S. federal withholding tax from the purchase price for the shares if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally, by providing an IRS Form W-8ECI). In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty, if dividends or gain in respect of the shares are effectively connected with the conduct of a trade or business in the United States.

Non-U.S. Holders are urged to consult their own tax advisors regarding the application of United States federal withholding tax to the sale of shares pursuant to the Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.

Tax Considerations for Holders of Common Stock that Do Not Tender any Shares in the Offering

The Offer will have no United States federal income tax consequences to holders of our common stock that do not tender any shares in the Offer.

Backup Withholding

See Section 3 with respect to the application of United States federal backup withholding tax.

16.	Extension of the Tender Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRNewswire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1) we (a) increase or decrease the price to be paid for shares, (b) decrease the number of shares being sought in the Offer, or (c) increase the number of shares being sought in the Offer by more than 2% of the outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 16, the Offer will be extended until the expiration of such period of ten business days.

17.	Fees and Expenses

We have retained J.P. Morgan Securities Inc. (“JPMorgan”) to act as the Dealer Manager in connection with the Offer. In its role as Dealer Manager, JPMorgan may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that they contact or persons that contact them. JPMorgan will receive reasonable and customary compensation. We also have agreed to reimburse JPMorgan for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify JPMorgan against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We have retained JPMorgan to act as financial advisor in connection with the sale of our businesses in the Caribbean. We have agreed to pay JPMorgan customary fees for such services, reimburse JPMorgan for all expenses, including reasonable fees and expenses of legal counsel, and indemnify JPMorgan and certain related persons against certain liabilities related to, arising out of, or in connection with its engagements. JPMorgan and its affiliates have in the past provided, and in the future may provide, financial advisory and financing services to us, for which services they have received, and would expect to receive, compensation from us. Additionally, in the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, JPMorgan and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

We also have retained Innisfree M&A Incorporated to act as Information Agent and Mellon Investor Services to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Section 3 hereof.

18.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us.

You should only rely on the information contained in this document or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer or regarding the purchase price or prices at which you may tender shares. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Dealer Manager, the Depositary or the Information Agent.

July 12, 2006

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Mellon Investor Services

By Mail:	By Overnight Delivery:	By Hand:

P.O. Box 3448 South Hackensack, New Jersey 07606 Attn: Reorganization Dept.	Newport Office Center VII 480 Washington Boulevard Mail Drop — Reorg Attn: Reorganization Dept., 27th Floor Jersey City, NJ 07310	120 Broadway, 13th Floor New York, New York 10271 Attn: Reorganization Dept.

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll-free: 877-750-5836
Banks and Brokers call collect: 212-750-5833

The Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.
277 Park Avenue, 9th Floor
New York, NY 10172
Toll-free: 1-877-371-5947
Call Collect: 1-212-622-2922